Exhibit 4.10

THIS INSTRUMENT OF RESIGNATION, APPOINTMENT AND ACCEPTANCE (this “Instrument”), dated as of October 24, 2008 (“Effective Date”), is by and among Spectrum Brands, Inc., a corporation duly organized and existing under the laws of the State of Wisconsin (the “Company”), U.S. Bank National Association, a national banking association duly organized and existing under the laws of the United States (the “Successor Trustee”), and Wells Fargo Bank, National Association, a national banking association duly organized and existing under the laws of the United States, as Trustee (the “Resigning Trustee”). Capitalized terms not otherwise defined herein shall have the same meaning ascribed to such terms in the Indenture (as defined below).

RECITALS

WHEREAS, pursuant to an indenture dated as of March 30, 2007 (the “Indenture”), by and among the Company, the Resigning Trustee and the guarantors party thereto, the Company issued the aggregate principal amount of $347,012,200 of its Variable Rate Toggle Senior Subordinated Notes due 2013 governed by the Indenture (the “2013 Notes”);

WHEREAS, the Company appointed the Resigning Trustee as the Paying Agent, Registrar and Custodian under the Indenture;

WHEREAS, there is presently issued and outstanding $347,012,200 in aggregate principal amount of the 2013 Notes;

WHEREAS, Section 7.08 of the Indenture provides that the Trustee may at any time resign by giving written notice of such resignation to the Company and that the Company shall promptly appoint a successor Trustee;

WHEREAS, the Resigning Trustee desires to resign as Trustee, Paying Agent, Registrar and Custodian, and the Company desires to appoint the Successor Trustee as Trustee, Paying Agent, Registrar and Custodian to succeed the Resigning Trustee under the Indenture; and

WHEREAS, the Successor Trustee is willing to accept the appointment as Trustee, Paying Agent, Registrar and Custodian under the Indenture;

NOW, THEREFORE, in consideration of the covenants herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Acceptance of Resignation of Resigning Trustee; Appointment of Successor Trustee. Pursuant to Section 7.08 of the Indenture, the Resigning Trustee hereby resigns as Trustee under the Indenture. The Resigning Trustee also hereby resigns as Paying Agent, Registrar and Custodian under the Indenture. The Company accepts the resignation of the Resigning Trustee as Trustee, Paying Agent, Registrar and Custodian and, pursuant to Sections 2.03 and 7.08 of the Indenture, hereby appoints the Successor Trustee as Trustee, Paying Agent, Registrar and Custodian under the Indenture.

2. Company Representations and Warranties. The Company represents and warrants to the Successor Trustee:

a. the Company is duly organized and validly existing;

b. the Company has no knowledge of the existence of any Event of Default which may have occurred at any time prior to the date of this Instrument, or any event which, after notice or lapse of time or both, would become an Event of Default;

c. the Indenture is in full force and effect;

d. the Company has not received written notice of any action, suit or proceeding pending or threatened against the Company before any court or any government authority arising out of any action or omission by the Company under the Indenture; and

e. this Instrument has been duly authorized, executed and delivered on behalf of the Company and constitutes its legal, valid and binding obligation.

3. Resigning Trustee Representations and Warranties.

a. The Resigning Trustee hereby represents and warrants to the Company and the Successor Trustee that:

i. the Resigning Trustee is duly organized and validly existing;

ii. this Instrument has been duly authorized, executed and delivered on behalf of the Resigning Trustee and constitutes its legal, valid and binding obligation; and

iii. there are no outstanding amounts owed by the Company to the Resigning Trustee under the Indenture, including, without limitation, by way of compensation, reimbursement or indemnification pursuant to Section 7.07 of the Indenture.

b. The Resigning Trustee hereby represents and warrants to the Successor Trustee that:

i. No covenant or condition contained in the Indenture has been waived by the Resigning Trustee or, to the best of the knowledge of the Responsible Officer of the Resigning Trustee, by the Holders of the percentage in aggregate principal amount of the Notes required by the Indenture to effect any such waiver;

ii. There is no action, suit or proceeding pending or, to the best of the knowledge of the Responsible Officer of the Resigning Trustee, threatened against the Resigning Trustee before any court or governmental authority arising out of any action or omission by the Resigning Trustee as Trustee, Paying Agent and Registrar under the Indenture;

iii. the Resigning Trustee has delivered or will deliver to Successor Trustee (with copies to the Company), as of or immediately after the Effective Date hereof, all documents in its possession relating to the trusts created under the Indenture, including all of the documents listed in Exhibit B hereto, and such other documents reasonably obtainable as mutually agreed upon; and

iv. The Resigning Trustee certifies that $347,012,200 in aggregate principal amount of the 2013 Notes is outstanding and interest on the 2013 Notes has been paid through October 1, 2008.

4. Successor Trustee Representation and Warranty. The Successor Trustee represents and warrants to the Resigning Trustee and the Company that:

a. the Successor Trustee is eligible to serve as Trustee, Paying Agent, Registrar and Custodian under the Indenture and the Trust Indenture Act of 1939, as amended (including the rules promulgated thereunder, the “TIA”);

b. the Successor Trustee is duly organized and validly existing; and

c. this Instrument has been duly authorized, executed and delivered on behalf of the Successor Trustee and constitutes its legal, valid and binding obligation.

5. Acceptance by Successor Trustee. Pursuant to Section 7.08 of the Indenture, the Successor Trustee hereby accepts its appointment as Trustee under the Indenture and shall hereby be vested with all the rights, powers, trusts and duties of the Trustee under the Indenture and with respect to all property and money held or to be held under the Indenture, with like effect as if the Successor Trustee was originally named as Trustee under the Indenture. The Successor Trustee also hereby accepts it appointment as Registrar, Paying Agent and Custodian. The Successor Trustee will perform the rights, powers and duties of the Trustee, Registrar, Paying Agent and Custodian upon the terms and subject to conditions set forth in the Indenture. Promptly after the execution and delivery of this Instrument, the Successor Trustee shall cause a notice in the form annexed hereto as Exhibit A, to be sent to each Holder of the Notes.

6. Board Resolution. The Company hereby certifies that Exhibit C annexed hereto is true and correct copy of the Board Resolution that was duly adopted by the Board of Directors of the Company authorizing the appointment of the Successor Trustee.

7. Assignment etc. by Resigning Trustee. Effective on the Effective Date, the Resigning Trustee hereby confirms, assigns, transfers, delivers and conveys to the Successor Trustee, as Trustee under the Indenture, upon the trusts expressed in the Indenture, all rights, powers, trusts, privileges, duties and obligations which the Resigning Trustee now holds under and by virtue of the Indenture, and effective as of such date does hereby pay over to the Successor Trustee any and all property and moneys held by the Resigning Trustee under and by virtue of the Indenture.

8. Additional Documentation. Each of the Successor Trustee, the Resigning Trustee and the Company, for the purposes of more fully and certainly vesting in and confirming to the Successor Trustee the rights, powers, trusts, privileges, duties and obligations hereby assigned, transferred, delivered and conveyed, agree, upon reasonable request of any of the other parties hereto, to execute, acknowledge and deliver such further instruments of conveyance and further assurance and to do such other things as may reasonably be required by such other party, including making any filings required by the SEC or otherwise under the TIA in connection with the resignation and appointment hereunder.

9. Choice of Laws. This Instrument shall be governed by the internal law of the State of New York.

10. Counterparts. This Instrument may be executed in any number of counterparts, each of which, when so executed and delivered, shall be an original, but all counterparts shall constitute but one Instrument.

11. Survival of Company’s Obligations to Resigning Trustee. Notwithstanding the resignation of the Resigning Trustee as Trustee under the Indenture, the Company shall remain obligated under the Indenture to compensate, reimburse and indemnify the Resigning Trustee in connection with its trusteeship as provided in the Indenture, and nothing contained in this Instrument shall in any way abrogate the obligations of the Company to the Resigning Trustee under the Indenture or any lien created in favor of the Resigning Trustee thereunder. The Company also acknowledges and reaffirms its obligation to the Successor Trustee set forth in Section 7.07 of the Indenture.

12. Notices. All notices, whether faxed or mailed, will be deemed received when sent pursuant to the following instructions:

TO THE SUCCESSOR TRUSTEE:

US Bank National Association

60 Livingston Avenue

EP-MN-WS3C

St. Paul, MN 55107-2292

Attn: Rick Prokosch

Phone: 651-495-3918

Fax: 651- 495-8097

TO THE RESIGNING TRUSTEE:

Wells Fargo Bank, N.A.

Corporate Trust Services

625 Marquette Avenue; N9311-110

Minneapolis, MN 55479

Phone: 612-316-1445

Fax: 612-667-9825

TO THE COMPANY:

Spectrum Brands, Inc.

Attn: General Counsel

Six Concourse Parkway, Suite 3300

Atlanta, GA 30328

Fax: 770-829-6298

With a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

Attn: Margaret A. Brown, Esq.

One Beacon Street

Boston, MA 02108-3194

Fax: 617-305-4822

13. Effectiveness. This Instrument and the resignation, appointment and acceptance effected hereby shall be effective as of the close of business on the Effective Date; provided, that the resignation of the Resigning Trustee as Paying Agent and the appointment of the Successor Trustee as Paying Agent under the Indenture shall be effective 10 days after the date first above written.

IN WITNESS WHEREOF, the parties hereto have executed this Instrument as of the date set forth above.

Spectrum Brands, Inc., as the Company

By	/s/ Kent J. Hussey
Its	Chief Executive Officer

U.S. Bank National Association, as the Successor Trustee

By	/s/ Richard Prokosch
Its	Vice President

Wells Fargo Bank, National Association,

as the Resigning Trustee

By	/s/ Gregory Maples
Its	Vice President

EXHIBIT A

Notice to Holders of Spectrum Brands, Inc. Variable Rate Toggle Senior Subordinated Notes, Due 2013

We hereby notify you of the resignation of Wells Fargo Bank, National Association, as Trustee under the Indenture, dated March 30, 2007 pursuant to which your Notes were issued and are outstanding.

Spectrum Brands, Inc. has appointed U.S. Bank National Association, whose Corporate Trust Office is located at 60 Livingston Avenue, EP-MN-WS3C, St. Paul, MN 55107-2292, as successor Trustee under the Indenture, which appointment has been accepted and become effective.

EXHIBIT B

Documents to be delivered by Resigning Trustee to Successor Trustee as to the Indenture (except where noted):

1. Copy of Indenture.

2. File of Closing Documents.

3. Copy of the most recent Compliance Certificate delivered pursuant to each of the Indentures.

4. Certified lists of Noteholders as of the Effective Date, certificate detail and all “stop transfers” and the reason for such “stop transfers” (or, alternatively, if there are a substantial number of registered Noteholders, the computer tape reflecting the identity of such Noteholders).

5. Copies of any official notices sent by the Trustee to all the Noteholders of the Notes pursuant to the terms of the Indentures during the past twelve months, if any.

6. Notes debt service records.

7. Trust account statements for one-year period proceeding the date of this Instrument.

8. All unissued Note inventory, if any or DTC FAST held global certificates.

EXHIBIT C

BOARD RESOLUTION

WHEREAS, pursuant to an indenture dated as of March 30, 2007 (the “Variable Rate Senior Subordinated Notes Due 2013 Indenture”), by and among Spectrum Brands, Inc., a corporation duly organized and existing under the laws of the State of Wisconsin (the “Company”), and Wells Fargo Bank, National Association, a national banking association duly organized and existing under the laws of the United States (the “Resigning Trustee”) and the guarantors party thereto, the Company issued the aggregate principal amount of $347,012,200 of its Variable Rate Toggle Senior Subordinated Notes due 2013 (the “2013 Notes”);

WHEREAS, the Company appointed the Resigning Trustee as the Paying Agent, Registrar and Custodian under the Indenture;

WHEREAS, there is presently issued and outstanding $347,012,200 in aggregate principal amount of the 2013 Notes.

WHEREAS, Section 7.08 of the Indenture provides that the Trustee may at any time resign by giving written notice of such resignation to the Company and that the Company shall promptly appoint a successor Trustee;

WHEREAS, the Resigning Trustee desires to resign as Trustee, Paying Agent, Registrar and Custodian and the Company desires to appoint U.S. Bank National Association, a national banking association duly organized and existing under the laws of the United States (the “Successor Trustee”) as Trustee, Paying Agent, Registrar and Custodian to succeed the Resigning Trustee under the Indenture;

WHEREAS, the Successor Trustee is willing to accept the appointment as Trustee, Paying Agent, Registrar and Custodian under the Indenture; and

WHEREAS, the board of directors of the Company (the “Board”) has reviewed the Instrument of Resignation, Appointment and Acceptance (the “Instrument”) to be entered into by the Company, the Successor Trustee and the Resigning Trustee in order to effectuate the resignation of the Resigning Trustee and the appointment of the Successor Trustee and has determined to approve the Instrument and the Company’s performance thereof;

NOW, THEREFORE, BE IT RESOLVED that the Board has authorized the execution, delivery, and performance of the Instrument;

RESOLVED FURTHER, that the President and the Chief Financial Officer of the Company, and each of them acting alone, or such other individuals as the Board may direct (collectively the “Authorized Officers”), are authorized and directed in the name of and on behalf of the Company to execute and deliver the Instrument including any modifications or amendments thereof; and

RESOLVED FURTHER, that the actions heretofore taken by the officers of the Company in relation to the foregoing be, and each such action hereby is, in all respects approved, ratified and confirmed.